Exhibit 99.3

E-Home Household Services Holdings Limited Announces Half-Year Results Ended December 31, 2021

Fuzhou, China, May 06, 2022 -- E-Home Household Service Holdings Limited (Nasdaq: EJH) (the "Company" or "E-Home"), a provider of integrated household services in China, today announced its financial results for the six months ended December 31, 2021.

Financial Highlight

-	Total revenue was $34.08 million for the six months ended December 31, 2021.
-	Revenue from senior care services increased by 70.42% to $4.09 million for the six months ended December 31, 2021, from $2.40 million for the six months ended December 31, 2020.
-	Cash and cash equivalents were $59.32 million and $52.41 million as of December 31, 2021 and June 30, 2021, respectively.
	For six months ended December 31
($ millions, except per share data, differences due to rounding)	2021	2020	% Change
Total revenue	$34.08	$44.09	(22.70%)
Total cost of revenue	$23.41	$28.31	(17.31%)
Gross profit	$10.67	$15.78	(32.38%)
Net (loss) income	($0.61)	$8.90	(106.85%)
Net income (loss) per share – basic and diluted	($0.02)	$0.32	(106.25%)

Mr. Wenshan Xie, Chairman and CEO of E-Home, commented: “The past half year has posed great challenges as COVID-19-caused country-wide lockdown adversely affected our business. In particular the pandemic outbreak during September and October 2021 in Putian and other cities of Fujian province, where most of our business are based, has greatly disturbed normal operation of our business. As a result, our total revenue was affected but still reached $34.08 million for the six months ended December 31, 2021.”

“Despite the environment causing earnings to be less than prior year, in the second half of 2021, our business remained to be stable. Compared to the second half of 2020 when Fujian province had few COVID-19 case that led to a ‘consumption haze’, our business contracted year-on-year in the second half of 2021. Whereas if compared to the first half of 2021, our total revenue for the six months ended December 31, 2021 actually increased by 9.40%, among which revenue from installation and maintenance increased by 13.88%, revenue from housekeeping services increased by 6.70%, and revenue from senior care services decreased by 8.82% as we decided to lower the price charged per customer to RMB699/year from the original price tag of RMB1,000/person in order to expand our market share and customer base.”

“We remain confident in our ability to improve earnings going forward as not only our fundamentals remain strong, we are also implementing our expansionary strategic plans in big health and metaverse segments in order to hedge against the uncertainties around the pandemic and China’s strategy on COVID-19 containment.”

“The outlook of E-Home is promising. In 2022, although the COVID-19 pandemic continues all over the country, our revenue for the first quarter 2022 is more than 80 million yuan, and remains on a stable trend. The pandemic in Fujian has also been dynamically contained. As long as new COVID cases in the province remain under control, the Company expects its business operation will also be back on track and deliver good performance in 2022.”

Financial Results for Half-Year Ended December 31, 2021

Revenue

Our total revenue was $34.08 million for the six months ended December 31, 2021, although down from the same period in 2020 but still represented an increase from the first half of 2021.

Such decrease was due to the decrease of $10.08 million in revenue from installation and maintenance and the decrease of $1.62 million in revenue from our housekeeping services, which we both began providing in the fiscal year ended June 30, 2018.

Such decreases were primarily due to the lockdown in many cities in China where we had operation as well as the termination of business cooperation with one of our outlets. During the six months ended December 31, 2021, we have partnerships with approximately 2,387 individuals and service stores providing these services in China, which decreased significantly comparing to the six months ended December 31, 2020. We believe our business is and will be continuously adversely affected by COVID-19 and the government’s strict quarantine and prevention measures.

The decreases were partially offset by an increase of $1.69 million in revenue from our senior care services, which we began providing in the fiscal year ended June 30, 2020. For the six months ended December 31, 2021, we generated revenue from senior care services in an amount of $4.09 million, which represents an increase of 70.42%, from revenue from senior care services of $2.40 million for the six months ended December 31, 2020.

Cost of revenue

Our cost of revenue decreased by $4.90 million, or 17.31%, to $23.41 million for the six months ended December 31, 2021 from $28.31 million for the six months ended December 31, 2020. Such decrease was in line with our decreased revenue.

Sales and marketing expenses

Our sales and marketing expenses increased by $1.33 million, or 43.89%, to $4.36 million for the six months ended December 31, 2021 from $3.03 million for the six months ended December 31, 2020. Such increase was primarily due to the increased marketing costs, which were mainly caused by our efforts to increase our brand awareness for the six months ended December 31, 2021 after our initial public offering.

General and administrative expenses

Our general and administrative expenses increased by 508.70%, to $5.60 million for the six months ended December 31, 2021 from $0.92 million for the six months ended December 31, 2020. Such increase was due to the increasing costs for supporting our expanding business and the increased compliance costs as a result of becoming a public company after our initial public offering closed in May 2021.

Income from operations

As a result of the foregoing, we recorded income from operations of $0.71 million for the six months ended December 31, 2021, representing a decrease of $11.13 million, or 94.00%, compared to $11.84 million for the six months ended December 31, 2020.

Net (loss) income

As a result of the cumulative effect of the factors described above, we generated a net loss of $0.61 million for the six months ended December 31, 2021, representing a decrease in net income of $9.51 million, or 106.85%, from net income of $8.90 million for the six months ended December 31, 2020.

Cash and cash equivalents

As of December 31, 2021 and June 30, 2021, we had cash and cash equivalents of $59.32 million and $52.41 million, respectively.

Net income (loss) per share – basic and diluted

Basic and diluted net loss per share was $0.02 for the six months ended December 31, 2021, compared to net income per share of $0.32 for the six months ended December 31, 2020.

Recent Development

On April 28, 2022, the E-Home announced that the Company officially launched its Digital Human as a Service (“DHaaS”) platform that debuted on April 22, 2022, leveraging frontend AI technologies for sales and customer-facing services.

On April 11, 2022, E-Home announced that the Company, via its controlled subsidiary E-Home Household Service Holdings Limited, has entered into a Memorandum of Understanding (“MoU”) to explore the acquisition of Zhongrun (Fujian) Pharmaceutical Co., Ltd. (“Zhongrun”), a leading medicine and personal care products operator in China.

On March 04, 2022, E-Home announced that the Company announced that its Board of Directors has authorized a share repurchase program under which the Company may within the next 9 months, repurchase up to $8 million of its outstanding ordinary shares in the open market in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

On March 03, 2022, E-Home announced that the Company will debut a Digital Human as a Service (“DHaaS”) leveraging frontend AI technologies following E-Home’s launch of metaverse initiatives.

On February 16, 2022, E-Home announced that the Company will enter the metaverse space with digitalized business transformation initiatives. The Company plans to launch future online marketing campaign via the creation of metaverse brand ambassadors and to provide 24/7 customer service as well as training for household services personnel in the virtual world containing immersive experiences in on-demand training video, networking with customers and intelligent household services.

On January 21, 2022, E-Home announced that the Company and its wholly-owned subsidiary E-Home (Pingtan) Home Service Co., Ltd. (“E-Home Pingtan”), have entered into an equity transfer agreement with Putian YouYou Cleaning Co., Ltd. and its individual shareholder to acquire 60% of the equity interests in YouYou from Wang Guoqing, who holds 100% of the equity interests of YouYou, a professional cleaning and property management company in China. On the same date, E-Home also announced that the Company and E-Home Pingtan have entered into another equity transfer agreement with Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd. (“LianBao”) and its shareholders to acquire 40% of the equity interests in LianBao, a Chinese household appliance service firm. Both acquisitions have been closed thereafter.

On January 19, 2022, E-Home announced that the Company has set up a cleaning robot equipment leasing department in the cleaning service sector, highlighting to promote the growth of the Company’s cleaning service business.

On January 13, 2022, E-Home announced that the Company has launched a new set of preventive anti-virus disinfection and cleaning services for households and indoor public areas amid resurgence of the Covid-19 pandemic.

About E-Home Household Service Holdings Limited

Established in 2014, E-Home Household Service Holdings Limited is a Nasdaq-listed household service company based in Fuzhou, China. The Company, through its website and WeChat platform "e家快服", provides integrated household services, including 1) installation and maintenance of home appliances and smart homes; 2) Housekeeping, nanny, sister-in-law and cleaning services; 3) Internet elderly care + home-based elderly care; 4) Hospital care; 5) Nanny delivery platform.

After years of development, the Company has formed two main services and four auxiliary services targeting at individual consumers (ToC) and business clients (ToB). 1) The ToC business focuses on nanny, sister-in-law, home-based elderly care and cleaning, and family comprehensive service supplemented by other housekeeping services. At present, it has successfully connected with metaverse technology to realize metaverse-based customer service as well as training of domestic workers. The ToB business focuses on public cleaning and cleaning robotic equipment. Four auxiliary services include 1) docking and application of metaverse technology to housekeeping and cleaning industries; 2) online and offline sales of medicine and health food (including nannies and nursing workers); 3) training on nannies and nursing workers to engage in health care in physical stores; 4) human resources (flexible employment).

E-Home has become a modern enterprise of comprehensive service for family life. The Company always adheres to the business philosophy of "solving every issue of customers with heart", and to the code of conduct of "doing everything well with heart". The Company aims to set the benchmark of the household service industry. For more information, visit the Company's website at http://www.ej111.com/ir.html.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions are intended to identify such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to consider risk factors, including those described in the Company's filings with the SEC, that may affect the Company's future results. All forward-looking statements attributable to the Company and its subsidiaries or persons acting on their behalf are expressly qualified in their entirety by these risk factors.

For more information, please contact:

Chunming Xie

Investor Relations

Email: xcm@ej111.com

Phone: +86 15359908086

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS, EXCEPT FOR NUMBER OF SHARES DATA)

	As of December 31, 2021 (unaudited)	As of June 30, 2021
ASSETS
Current assets
Cash and cash equivalents	$59,321,982	$52,410,472
Accounts receivable, net	881,529	826,683
Inventory	35,296	246,778
Prepayment and other current assets	12,111,020	12,282,665
Total current assets	72,349,827	65,766,598
Non-current assets
Property, plant and equipment, net	295,274	303,488
Intangible assets, net	30,867	36,031
Long-term investment	941,073	-
Operating lease - right-of-use assets, net	4,174,588	4,262,736
Finance lease - right-of-use assets, net	1,270,449	1,346,728
Long-term prepayments and other non-current assets	392,114	1,934,955
Goodwill	31,369	-
Deferred income tax assets	524,536	704,262
Total Non-current assets	7,660,270	8,588,200
TOTAL ASSETS	$80,010,097	$74,354,798

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$5,583,473	$4,357,553
Advances from customers	2,967,388	2,993,656
Taxes payable	239,185	2,220
Current maturities of operating lease liabilities	25,336	87,103
Current maturities of finance lease liabilities	61,362	59,098
Total current liabilities	8,876,744	7,499,630
Long-term portion of operating lease liabilities	2,187,674	2,147,252
Long-term portion of finance lease liabilities	417,474	442,670
Convertible note	3,502,650	-
TOTAL LIABILITIES	14,984,542	10,089,552

Commitments and contingencies	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized; 33,581,556 and 33,581,556 shares issued and outstanding, respectively	3,359	3,359
Additional paid-in capital	26,185,836	25,542,531
Statutory reserve	664,100	664,100
Retained earnings	36,198,148	36,804,282
Accumulated other comprehensive income(loss)	1,994,065	1,298,015
Total equity attributable to shareholders	65,045,508	64,312,287
Non-controlling interest	(19,953)	(47,041)
TOTAL SHAREHOLDERS’ EQUITY	65,025,555	64,265,246
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$80,010,097	$74,354,798

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

(UNAUDITED)

	For the six months ended December 31,
	2021	2020
Revenue
Installation and maintenance	$21,979,399	$32,055,964
Housekeeping	8,009,015	9,630,598
Senior care	4,091,068	2,404,491
Total revenue	34,079,482	44,091,053
Cost of revenue
Installation and maintenance	14,693,065	19,837,880
Housekeeping	6,687,377	7,358,322
Senior care	2,027,637	1,110,011
Total cost of revenue	23,408,079	28,306,213
Gross profit	10,671,403	15,784,840
Operating expenses
Sales and marketing expenses	4,357,836	3,027,223
General and administrative expenses	5,602,754	919,089
Total operating expenses	9,960,590	3,946,312
Income from operations	710,813	11,838,528
Other income (expenses)
Interest income	90,907	49,333
Interest expenses	(23,793)	(12,820)
Amortization of financing cost	(20,322)	-
Foreign currency exchange (loss)/ gain, net	(6,920)	-
Total other income (expenses), net	39,872	36,513
Income before income taxes	750,685	11,875,041
Income tax expense	(1,356,819)	(2,970,179)
Net (loss) income	$(606,134)	$8,904,862
Including:
Net (loss) income attributable to the Company’s shareholders	(606,134)	8,906,124
Net loss attributable to minority interests	-	(1,262)
Net (loss) income	$(606,134)	$8,904,862
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	696,050	3,080,618
Total comprehensive income	$89,916	$11,985,480

Net income per share—basic and diluted	(0.02)	0.32
Weighted average number of ordinary shares outstanding—basic and diluted	33,581,556	28,000,000

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the six months ended December 31,
	2021	2020
Cash provided by operating activities
Net income	$(606,134)	$8,904,862
Deferred tax expense	187,553	(349,219)
Interest expense	23,793	12,820
Depreciation and amortization	40,411	13,229
Amortization of right-of-use assets	248,518	337,753
Convertible note - Amortization of financing cost	20,322	-
Changes in operating assets and liabilities
Accounts receivables, net	(43,555)	271,831
Inventories	213,049	-
Prepayment and other current assets	2,279,543	619,103
Long-term prepayments and other non-current assets	1,556,045	(378,193)
Accounts payable and accrued expenses	(2,370,396)	4,713,298
Taxes payable	235,060	1,820,328
Cash provided by operating activities	1,784,209	15,965,812
Investing Activities
Purchases of equipment and vehicles	(22,680)	-
Long-term investment	(941,073)	-
Right-of-use-asset costs	(103,641)	(244,859)
Consideration paid to former non-controlling shareholders of HAPPY	(54,462)	-
Refund for potential acquisitions	1,000,000	-
Cash used in investing activities	(121,856)	(244,859)
Financing Activities
Proceeds from convertible note	5,275,000	-
Payment of convertible note issuance cost	(667,920)	-
Cash provided by financing activities	4,607,080	-
Net increase in cash and cash equivalents	6,269,433	15,720,953
Effects of currency translation	642,077	2,777,922
Cash and cash equivalents at beginning of period	52,410,472	25,022,199
Cash and cash equivalents at end of period	$59,321,982	$43,521,074
SUPPLEMENTAL DISCLOSURES
Income taxes paid	$616,604	$1,509,091
Interest paid	$23,793	$12,820